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                                                                    EXHIBIT 4(c)
                                 PROMISSORY NOTE
                                   (TERM LOAN)

$12,000,000                      CLEVELAND, OHIO                 APRIL 14, 1998

For value received, the undersigned, SIFCO INDUSTRIES, INC. ("Borrower), an Ohio corporation, hereby promises to pay to the order of NATIONAL CITY BANK ("Bank"), at its office in Cleveland, Ohio, the principal sum of

                             TWELVE MILLION DOLLARS

payable as follows, together with interest as provided below.

(a) Borrower shall pay Bank twenty eight (28) consecutive quarter-annual instalments of principal, commencing on AUGUST 1, 1998 and continuing on the first day of each quarter thereafter, the first twenty seven (27) instalments shall be in the principal amount of three hundred thousand and no/100ths dollars ($300,000) plus interest as set forth below, with the final instalment to be in an amount equal to all unpaid principal, together with interest thereon. Borrower may elect to have interest calculated as either a Prime Rate Loan or a LIBOR Loan or an Other Rate Loan, each as provided below.

(b) Each Prime-Rate Loan shall bear interest payable quarterly and at maturity and computed at a fluctuating rate per annum equal to the Bank's Prime Rate from time to time in effect, except that if any Event of Default shall occur and remain in effect (unless waived in writing by Bank or fully corrected to Bank's satisfaction) the principal of and interest then accrued on the Prime Rate Loans shall thereafter bear interest at the rate of three percent (3%) per annum plus the Prime Rate from time to time in effect. Each change in the Prime Rate shall automatically and immediately change the rate thereafter applicable to the Prime Rate Loans.

(c) Each Fixed-Rate Loan shall bear interest payable at the end of the Fixed-Rate Interest Period, provided that if a Fixed-Rate Interest Period shall be longer than three (3) months, Borrower shall pay interest after each three
(3) month period and in any event on the last day of each Fixed-Rate Interest Period, and computed at a LIBOR Rate as set forth in the schedule below; except that after maturity the principal of and interest then accrued on each Fixed-Rate Loan shall bear interest at a rate equal to three percent (3%) per annum plus the Prime Rate from time to time in effect.

         PRE TAX INTEREST COVERAGE                     LIBOR RATE
         -------------------------                     ----------
         greater than 10X                              LIBOR + 125bp
         7.5X - 10X                                    LIBOR + 150bp
         5.0X - 7.5X                                   LIBOR + 175bp
         2.5X - 5X                                     LIBOR + 200bp

         The initial rate on this Note shall be LIBOR PLUS 125bp.

(e) All interest shall be computed on the basis of a 360-day year and the actual number of days elapsed.

1.    Certain terms used in this Note are defined in section 12.


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2. Each request for a LIBOR Loan shall be made by Borrower not later than 12:00 noon on the third Banking Day prior to the date the funds are to be disbursed to Borrower. Each request for a Prime-Rate Loan shall be made by Borrower not later than 12:00 noon on the Banking Day next preceding the date the funds are to be disbursed to Borrower.

3. Bank shall be entitled to rely on any telephone or other oral request by Borrower, from an authorized officer as set forth in corporate resolutions passed from time to time, for a Loan. Each such telephone or oral request shall be promptly confirmed in writing.

4. Each Prime Rate Loan may be in any principal amount. Each LIBOR Loan shall be in the minimum principal amount of one million dollars ($1,000,000) or any greater amount in excess thereof.

5. No principal of any Fixed-Rate Loan may be paid prior to the stated maturity thereof unless Bank shall have given its prior written consent thereto and Borrower has agreed to pay a premium or penalty if required by the Bank.

6. Without prejudice to any other provision of this Note, Borrower agrees that if any principal of any Fixed-Rate Loan is paid prior to its stated maturity (whether following any acceleration of maturity pursuant to section 11 or pursuant to any notice given pursuant to section 9 or otherwise), or if Borrower shall fail to pay any such principal when due, or if Borrower shall fail to borrow or otherwise comply with its request, then and in each such case Borrower will indemnify Bank against any documented loss or expense which Bank may sustain or incur as a consequence thereof including (but not limited to) any loss of profit, premium or penalty (as determined by Bank in the exercise of its sole but reasonable discretion) incurred by Bank in respect of funds borrowed by it for the purpose of making or maintaining the Fixed-Rate Loan. Bank's certificate as to any such loss or expense shall be conclusive absent manifest error. Prime Rate Loans may be prepaid in whole or in part at any time without premium or penalty.

7. If there shall be introduced or changed any treaty, statute, regulation or other law, or there shall be any change in the interpretation or administration thereof, or there shall be made any request from any central bank or other lawful governmental authority, which introduction, change or compliance with shall (1) impose, modify or deem applicable any reserve or special deposit requirements against assets held by or deposits in or loans by the Bank, or (2) subject Bank to any tax, fee, deduction or withholding, or (3) change the basis of taxation of payments due from Borrower (otherwise than by a change in taxation of Bank's overall net income), or (4) impose on Bank any penalty in respect of Fixed-Rate Loans and any such event increases Bank's cost of making, funding or maintaining any Fixed-Rate Loans or reduce the amount of principal or interest received by Bank in respect of the Fixed-Rate Loan, then, within thirty
(30) days of Bank's written request, Borrower shall pay Bank from time to time such additional amounts as will compensate Bank for and indemnify it against such increased costs or reduced amount. If such law or regulation shall reduce Bank's cost or expense, Borrower shall receive the benefit of such reduced cost or expense.

8. In the event any Regulatory Change shall make it unlawful for Bank to make or maintain Fixed Rate Loans, Bank shall promptly give Borrower written notice and explanation thereof. On the effective date of such Regulatory Change, the Fixed Rate Loan shall be converted to a Prime Rate Loan.

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9. Borrower shall comply with the financial and/or negative covenants contained in the Reimbursement Agreement dated as of May 1, 1992 between Borrower and Bank (the "1992 Reimbursement Agreement") as such Reimbursement Agreement may have been modified or amended from time to time and as such Reimbursement Agreement may be modified or amended from time to time in the future until such time as the 1998 Reimbursement Agreement between Borrower and Bank (the 1998 Reimbursement Agreement") shall have been executed and delivered and thereafter the financial and/or negative covenants contained in the 1998 Reimbursement Agreement shall govern. If no Reimbursement Agreement shall be effective, Borrower shall continue to comply with the covenants contained in the 1992 Reimbursement Agreement, as amended, until such time as new covenants may be agreed upon for this Note.

10. Upon the occurrence and continuation of any Event of Default, the principal of and accrued interest on all loans shall (if not already due) become immediately due and payable without notice and without presentment or demand of any kind. An Event of Default shall occur

         (a) if any principal or interest of any loan shall not be paid in full promptly when the same becomes due and payable and shall remain unpaid for ten (10) consecutive business days after written notice of non-payment thereof, or

         (b) if Borrower shall fail to perform and observe any agreement made by Borrower in this Note, other than that referred to in clause (a) of this section, and that failure (unless waived in writing by Bank or fully corrected to Bank's satisfaction) shall continue for thirty 30) consecutive days after written notice calling Borrower's attention thereto, or

         (c) if Borrower shall discontinue operations or commence any insolvency action of any kind, or admit (by answer, default or otherwise) the material allegations of, or consent to any relief requested in, any insolvency action of any kind commenced against Borrower by its creditors or any thereof, or if Borrowers creditors or any thereof shall commence against Borrower any insolvency action of any kind which shall remain in effect (neither dismissed nor stayed) for ninety-one
         (91) consecutive days.

         (d) if an Event of Default shall occur and be continuing under any other instrument or document providing a credit facility to Borrower.

         (e) Borrower shall fail to cause the following financial information to be forwarded to the Bank and such failure shall continue for a period of thirty (30) days after notice thereof from Bank:

               (i) Financial Statements of the Borrower within ninety (90) days after the end of each fiscal year, which financial statements have been audited by independent public accountants selected by Borrower and acceptable to Bank.

11. This Promissory Note is secured by Borrower's existing collateral agreements with the Bank.

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12. In this Note,

         "BANKING DAY" means (a) in the case of a LIBOR Loan, a day on which banks in the London Interbank Market dealing in United States dollar deposits and on which banking institutions are generally open for domestic and international business in Cleveland, Ohio and in New York City and (b) in any other case, any day other than a Saturday or a Sunday or a public holiday or other day on which banking institutions in Cleveland, Ohio, are generally closed and do not conduct a banking business;

         "PRIME RATE LOAN" means a loan obtained by Borrower that bears interest prior to the occurrence of any Event of Default at a fluctuating rate per annum equal to Bank's Prime Rate from time to time in effect, with each change in the Prime Rate automatically and immediately changing the aforesaid fluctuating rate;

         "EUROCURRENCY LIABILITIES" has the meaning assigned to that term by Regulation D of the Board of Governors of the Federal Reserve System, as in effect from time to time;

         "EVENT OF DEFAULT" is defined in section 10.

         "FIXED-RATE INTEREST PERIOD" means a LIBOR Interest Period.

         "FIXED-RATE LOAN" means any LIBOR Loan.

         "LIBOR" means the average (rounded upward to the nearest 1/16th of 1%) of the per annum rates at which deposits in immediately available funds in U.S. dollars for the relevant period during which a given LIBOR Loan will remain outstanding and in the amount of the LIBOR Loan are offered to National City Bank, Cleveland, Ohio ("NCB") by prime banks in any Eurodollar market reasonably selected by NCB, determined as of 11:00 a.m. London time (or as soon thereafter as practicable), two (2) Banking Days prior to the date of the LIBOR Loan, plus the LIBOR Reserve Percentage from time to time in effect;

         "LIBOR INTEREST PERIOD" means a period ending one (1), two (2), three
         (3) or six (6) months after the date of borrowing, provided, that if any LIBOR Interest Period would otherwise end on a day that is not a Banking Day, it shall end on the next following Banking Day if such Banking Day is in the same calendar month or, if such Banking Day falls in the next succeeding calendar month, it shall end on the Banking Day next preceding the date in question.

         "LIBOR LOAN" means a loan obtained by Borrower that is payable on a date certain (not more than 6 months after the date of borrowing) and bears interest prior to maturity at a fixed rate equal to the applicable LIBOR plus the applicable premium in accordance with the aforementioned schedule;

         "LIBOR RESERVE PERCENTAGE" shall mean for any given day that percentage (expressed as a decimal) which is in effect on that day, as prescribed by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement (including, without limitation, all basic, supplemental, marginal and other reserves and taking into account any transitional adjustments or other scheduled changes in reserve requirements) for a member bank of the Federal Reserve System in Cleveland, Ohio, in respect of Eurocurrency Liabilities;

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         "REGULATORY CHANGE" means, as to Bank, any change in law (whether domestic or foreign, federal, state of local, statutory, administrative, judicial or other), however characterized, or the adoption or making of any interpretation, directive or request (whether or not having the force of law) by any court or governmental agency or authority of any kind charged with the interpretation, directive or request (whether or not having the force of law), excluding, however, any such change which results in an adjustment of the Reserve Percentage and the effect of which is reflected in a change in the interest rates(s) of the LIBOR Loans(s) in question;

         "SUBJECT LOAN" means a LIBOR Loan or a Prime Rate Loan.

the foregoing definitions shall be applicable to the respective plurals of the terms defined above.

13. No waiver, consent or other agreement shall be deemed to have been made by Bank or be binding upon Bank unless specifically granted in writing, which writing shall be strictly construed. Any notice to or demand upon Borrower shall be sufficiently made or given for all purposes when sent by registered or certified mail to the address hereinafter set forth but no other method of giving notice or making demand is hereby precluded. This Note shall be construed in accordance with Ohio law.

The undersigned hereby authorizes any attorney-at-law to appear in any Court of Record in the State of Ohio or any other State or Territory of the United States after this note becomes due by acceleration or otherwise, and waive the issuing and service of process and confess judgment against the undersigned in favor of the Bank or other holder of this note for the amount then appearing due and the cost of suit, and thereupon to release all errors and waive all rights of appeal and stay of execution.


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"WARNING -- BY SIGNING THIS PAPER YOU GIVE UP YOUR RIGHT TO NOTICE AND COURT
TRIAL. IF YOU DO NOT PAY ON TIME A COURT JUDGMENT MAY BE TAKEN AGAINST YOU WITHOUT YOUR PRIOR KNOWLEDGE AND THE POWERS OF A COURT CAN BE USED TO COLLECT FROM YOU REGARDLESS OF ANY CLAIMS YOU MAY HAVE AGAINST THE CREDITOR WHETHER FOR RETURNED GOODS, FAULTY GOODS, FAILURE ON HIS PART TO COMPLY WITH THE AGREEMENT, OR ANY OTHER CAUSE".
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Address:

970 East 64th Street                  SIFCO INDUSTRIES, INC.
Cleveland, Ohio 44103


                                      By:      /s/ Richard Demetter
                                          ------------------------------------
                                      Vice President & Chief Financial Officer


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